May 24, 2010

VIA EDGAR AND OVERNIGHT

Ms. Angela McHale
Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series) (the “Registrant”)
Registration Statement on Form 10
Filed December 31, 2009
File No. 000-53864

Dear Ms. McHale:

We thank you for your comment letter of January 27, 2010 relating to the Registrant’s Form 10 filed on December 31, 2009.  We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 1 as filed today via EDGAR.  For your convenience, the comments included in your January 27, 2010 letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g) of the Exchange Act.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

The Registrant acknowledges that it will be subject to the above reporting requirements once the Form 10 goes effective.

2.
Please tell us the reason for filing this registration statement.  Tell us whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act.  If it is voluntary, please tell us the purpose of the registration of these securities.

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

The registration is voluntary and the purpose for filing the registration statement is that AlphaMetrix, LLC (the “Sponsor”) anticipates that there will be over 500 investors in the Registrant.

3.
We note from our disclosure on page 14 that you are currently conducting a private placement of your limited partnership interests.  Please explain how your offering and the filing of the Form 10 is consistent with Section 5 of the Securities Act and the prohibition on general solicitation under Rule 502(c).

The issue concerning whether filing reports pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”) constitutes “holding oneself out to the public” as an investment adviser or a “public offering” of a fund is one which has been considered by attorneys advising managers of private funds for many years.  In the present instance, only the latter question is relevant, as no securities-related advice is being given.  The view of the Bar has generally been that “holding out to the public” is a stricter standard than making a public offering, as a wider range of “publicity” could be deemed to be holding oneself out to the public as being in the business of providing securities-related advice, than could credibly be deemed to constitute making a public offering of securities.  Be that distinction as it may, the view taken by numerous firms is that filing 1934 Act reports does not constitute making a public offering, because: (a) these reports (unlike a prospectus under the Securities Act of 1933 (the “1933 Act”)) are not delivered in the context of an offering of securities; and (b) are required by law.

The prohibitions of Rule 502(c) under the 1933 Act are that securities not be offered publicly.  Outside of the context of offering securities, 502(c) does not apply.  A good example of this distinction relates to “Prospective Employee Presentations” by private fund managers.  When soliciting new hires, these managers are free to make disclosures which their lawyers would never think of tolerating in such managers’ offering materials, because the context has nothing to do with the offering of securities.  The Form 10 provides the information required of 1934 Act registrants; not only is it not used, but it could not be used, to market interests in the Fund because the Form 10 does not comply with applicable Commodity Futures Commission (“CFTC”) and National Futures Association (“NFA”) regulations, nor has the Form 10 been filed, nor will it be filed, for review with the NFA.

We emphasize that the Fund will, in the marketing of its interests, follow all of the requirements of Rule 502(c).  Only prospective investors with “pre-existing substantive relationships” with the Sponsor or a selling agent engaged by it will be solicited.  What is at issue is solely the question of whether filing 1934 Act reports per se precludes making a private offering.  In this regard, we wish to point out that not only do a very large number of public companies routinely make private offerings of their securities while also filing 1934 Act reports, but also that there are a substantial number of private funds which are registered under the 1934 Act.  If one were to take the position that filing 1934 Act reports precludes making a private offering, the consequences to the capital markets would be dramatic, and significant recent precedent in the area of private funds being registered under the 1934 Act, reversed.  We understand, of course, that the Staff’s position is likely not any such per se conclusion but rather that the Form 10 is an indirect means of publicly marketing the Fund.  We understand that this is a question of fact on which the Staff

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

will not provide the Sponsor with any comfort.  However, we can assure you that we have carefully reviewed these matters with the Sponsor, and are confident that the interests in the Fund will be offered privately.

The Staff may be interested to know that there were once a number of firms that took the position that a private fund could not file a Form D as that constituted impermissible publicity.  That view, if still held by any firms, is vastly in the minority.  In our view the same analysis should apply to the filing of a Form 10 and subsequent 1934 Act reports; in fact, even more so as the Form 10 and the 1934 Act reports are required, whereas a Form D is voluntary, Regulation D not being an exclusive safe-harbor, and, moreover, directly announces the offering of a security.

4.
Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulation and whether it has been submitted for review to the National Futures Association.

This registration statement on Form 10 is not subject to CFTC review and disclosure regulations and has not been submitted to the NFA for review.  However, the Registrant’s separate Confidential Disclosure Document is subject to CFTC disclosure rules and regulations and has been reviewed by the NFA.

Item 1: Business

Organizational Chart, page 2

5.	Please include your sponsor in the chart on page 2.

The Form 10 has been amended to include the Sponsor in the chart.

6.
In your chart on page 2, you depict investors in the AlphaMetrix Managed Futures III LLC.  We note that you are registering Units of only the WC Diversified Series.  Please revise to clarify whether the investors in the Units you are registering are already depicted in the chart and will have an interest in the platform itself (and therefore the other series, to the extent they become available) or in just the WC Diversified Series.  If the latter, please revise your chart to depict the investors above that series only.

Investors in the Units will not have an interest in other series of AlphaMetrix Managed Futures III.  The chart in question has been amended to clarify this point.

(a) General Development of the Business, page 2

7.
Refer to the first sentence in this section.  Please revise to clarify whether you will engage in the trading of commodity futures contracts, other commodity interests, options and forwards only to the extent the WC Diversified Master Fund trades those

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

instruments.  In this regard, we note your disclosure throughout the document that you plan to invest substantially all of your assets in this fund.

The Form 10 has been amended to clarify that the Registrant will trade commodity futures contracts, other commodity interests, options and forwards only indirectly, through its interest in the WC Diversified Master Fund (the “Master Fund”), trades those instruments.

8.
We note your disclosure on page 1 that you plan to invest “substantially all” of your assets in the AlphaMetrix WC Diversified Fund,; however, you state on page 3 that only half your assets will be invested into the Fund, with the other half being kept in cash accounts to maintain your one-to-one leverage ratio.  Please reconcile.  In addition, we note that your plan to invest half of your assets into the Fund and keep the other half in cash accounts will be carried out after the initial conclusion of the initial issuance of the Units.  Please revise your disclosure to clarify whether this 50/50 split of your assets is a long-term strategy or whether it will apply just after the initial issuance is concluded.

The Form 10 has been revised to clarify that the Registrant will invest approximately half of its assets into the master fund in order to maintain leverage of approximately one-to-one and to clarify that this investment mix is a feature of the Registrant’s long-term strategy.

9.	Refer to the last full paragraph on page 2. Please revise to clarify whether investors may invest directly in the Platform or whether they invest in the Series.

The Form 10 has been revised to clarify that investors invest in the WC Diversified Series, not the Platform.

10.	Refer to the second full paragraph on page 3. Please quantify the portion of funds to be retained by WC Diversified Series that may be used to cover its expenses.

The Form 10 has been amended to deleted the reference to retaining assets for expenses as it is confusing.  All the assets of a commodity pool, other than those actually margining futures positions, or, in the case of the WC Diversified Series, those invested in the Trading Fund, are readily available for the payment of expenses.  The Form 10 has also been amended to clarify that WC Diversified Series assets not invested in the Trading Fund are held in the WC Diversified Series' Series Cash Account.

11.
You state in the third full paragraph on page 3 that the Trading Fund trades on a leveraged basis of approximately two-to-one and that the series overall portfolio will operate at a leverage of approximately one-to-one.  Please clarify whether there are any actual limitations on these leverage ratios.

The Sponsor has the discretion to change the maximum leverage of the Master Fund, as well as the targeted leverage of the Registrant and there are no limitations to the leverage to be employed at either level.  The Form 10 has been amended to address these comments.

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

12.
Refer to the third full paragraph on page 4 regarding voting rights of the Members.  Please reconcile this disclosure with your disclosure on page 37, which states that none of the Units carry any voting rights.  To the extent your page 4 disclosure is accurate in that there are voting rights, please explain exactly how the voting rights will be allocated.  We note your disclosure that the required vote for the specified items is “a majority of the value of the Units [emphasis added],” which suggests that each Unit will not necessarily be entitled to one vote.

Members of the Registrant do have limited voting rights, and the Form 10 has been revised to clarify these statements.

13.
Refer to the fourth paragraph on page 4.  We note that the sponsor may make certain amendments to the Operating Agreement without obtaining Members’ consent.  Please revise to disclose whether the Members will receive notification of any such amendments and, if so, in what form they will receive notification.

The Form 10 has been amended to describe the manner in which amendments to the operating agreement will be disclosed to Members.

(b) Narrative description of business, page 5

14.
We note from your disclosure in the first paragraph of this section that the trading program employed by Winton engages in international futures, options and forwards, government securities and various OTC instruments.  Please clarify whether you plan to invest in all of these instruments.  In this regard, we note your disclosure on the top of page 2, which provides a different list of potential investments for the WC Diversified Series.  To the extent the WC Diversified Series does plan to invest in OTC instruments (presumably through its investment in the WC Diversified Master Fund), please disclose whether the fund may invest significantly in swaps.

The disclosure in Item 1(a) has been revised to clarify that the Registrant may invest in certain over-the-counter instruments, and the disclosure under this item has been amended to clarify that the Registrant will not invest significantly in swaps.

15.	Please disclose the approximate percentage of each type of instrument held by the WC Diversified Master Fund.

The Form 10 has been amended to include disclosure showing the approximate allocations as of Deecember 31, 2009 as among the various types of instruments in the Master Fund’s portfolio.

16.
A Trading System Subject to Constant Adaptation.  We note from your disclosure on page 7 that Winton has some latitude in making modifications to the Trading System.  We note that material changes must be approved By Winton’s Investment Committee and Managing Director, but please revise to clarify whether Winton is also obligated to notify

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

the sponsor of such changes and whether you will disclose such changes to your investors.

The Form 10 has been amended to include disclosure to this effect.

17.	Please revise to disclose the material terms of your Limited Liability Agreement and your Advisory Agreement.

The Form 10 has been amended to include this disclosure, including by reference to other sections of the Form 10 which contain the relevant disclosures.

18.
Responses to Unusual Circumstances.  We note your disclosure in this section and in the section entitled A Trading System Subject to Contact Adaptation regarding your advisor’s ability to exercise discretion at times, even though you describe the trading system as systematic.  Please clarify, if true, that there is a discretionary component to the program and, if applicable, elaborate on your advisor’s use of discretion and the interplay between the systematic and discretionary aspects of its program.

The Form 10 has been amended to include disclosure to address this comment.

The Sponsor, page 9

19.
We note from your disclosure on page 4 that the sponsor is responsible for all aspects of the business and administration of the series.  Please expand your disclosure in this section to explain those responsibilities in greater detail.  Please be sure to include a description of the circumstances in which the sponsor would change or add a new trading advisor and would change the currently anticipated allocation of your assets.  Please also disclose whether your investors retain any specific approval rights with respect to the sponsor’s activities.

The Form 10 has been amended to address this comment.

Trading Advisor, page 11

20.	Please revise your disclosure to clarify whether there are any termination fees or other fees associated with terminating the advisory agreement.

The Form 10 has been amended to include the requested disclosure.

The Offering, page 13

21.
You state in the last sentence on page 13 that the Units will begin trading in January 2010.  However, we note your disclosure on page 34 that there is no trading market for the Units and that none is likely to develop.  Please reconcile or explain this apparent discrepancy.

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

The language in question was intended simply to indicate the date that the Registrant would begin trading commodity futures and other investments through its investment in the Master Fund.  The language has been clarified to avoid any suggestion that there is a trading market for the Units.

Net Asset Value, page 17

22.	Please disclose whether the NAV will be disseminated to investors and, if so, by what means and with what frequency.

The Form 10 has been amended to include the requested disclosure.

Description of Current Charges, page 19

23.
We note your disclosure in the “Sponsor’s Fee” section regarding waiver or reduction of the fee.  Please revise to clarify whether each Member will be responsible for paying a certain portion of this fee and, if so, how the portions will be allocated.  Please also revise to explain how such waivers or reductions would be allocated.  Please also revise to explain how such waivers or reductions would operate.  Since the fee is a flat fee based on NAV, to the extent waivers or reductions would be granted, please explain whether other Members would be required to pay more in order to compensate for any reductions.

No waiver or reduction of the Sponsor’s Fee for a particular Member will result in any additional costs borne by other Members.  Waivers or reductions will be effected through cash rebates to the Member granted the waiver or reduction.  The Form 10 has been amended to address this comment.

24.
We note that the sponsor will receive a fixed service provider fee to help defray the ongoing expenses of the business.  We also note that you have entered into an administrative services agreement that appears to cover the same services.  Please revise to clarify who will perform which services and which party will be compensated for performing those services.

The administrator is paid the administration fee by the Sponsor out of the Service Provider Fee, the investors do not pay the administration fee directly.  The administrator provides the services described in the administration agreement and the Sponsor performs all other administration and sponsorship activities.

25.	Please revise the table to include the administration fee.

The Registrant does not believe it is necessary to include the administration fee as a separate expense in the table because the administration fee is paid out of the Service Provider Fee.

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

26.
In the “Ongoing Offering Expenses” section of the fee table, we note that WC Diversified Series is the recipient of the payment.  Please explain why this is the case, especially since the Series is the party making the payment.

The Form 10 has been amended to address this comment.

27.
Please include in the fee table the interest payments and other economic benefits provided to the Clearing Broker, as described on pages 3 and 4 or tell us why you do not believe it is appropriate to include such amounts.

The Registrant has deleted the reference to economic benefits to the Clearing Broker on account of holding Trading Fund assets.  The Clearing Broker is a third party service provider and we do not know what benefits, if any (such as offset arrangements with banks that maintain its segregated account), it may receive on account of holding Trading Fund assets other than interest income.  Interest "retained" by the Clearing Broker is neither a fee paid by the WC Diversified Series or the Trading Fund nor an expense borne by the WC Diversified Series or the Trading Fund and does not appear as an item on any of the WC Diversified Series' or Trading Fund's financial statements.  It is simply interest not received by the Trading Fund.  CFTC regulations require futures commission merchants to segregate customer assets and permit futures commission merchants to invest the segregated assets in specified instruments.  CFTC regulations do not require futures commission merchants to pay any interest earned on segregated assets to their customers.  The Trading Fund has negotiated an interest rate with the Clearing Broker with respect to Trading Fund assets held with the Clearing Broker, which rate is disclosed.  To describe what the Clearing Broker keeps as a fee paid by or an expense incurred by the Trading Fund would be incorrect and confusing, if not misleading.

Conflicts of Interest, page 26

28.
You state in the Sponsor-Affiliated Entities section that some parties involved in the operations of the Platform and the Series “may be affiliated” with the Sponsor.  You also state on page 3 that you do have such affiliations.  Please revise this section to clarify those relationships and describe the potential conflicts you face because of these affiliated relationships.

There are currently no affiliates of the Sponsor acting as service providers for the Registrant, and disclosure to this effect has been added to the “Conflicts of Interest” subsection within Item 1(c) of the Form 10.

Other Funds or Accounts Sponsored by the Sponsor, page 27

29.	Please specifically identify any other funds currently managed by your sponsor with the same or similar trading programs.

The other commodity pools for which the Sponsor serves as sponsor are privately offered funds separate and apart from Registrant.  Their names are not relevant to an understanding of the

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

Registrant’s business or financial condition or the point of the disclosure in which their existence is disclosed.  In response to the Staff’s comment, we have expanded the discussion regarding these pools to disclose that they are privately offered, speculatively traded commodity pools advised by advisors other than the Trading Advisor to the Registrant.  We have further disclosed that these pools may compete with or take positions opposite the Registrant, that the Sponsor does not attempt to ensure any consistency of trading results across the pools for which it serves as sponsor and that it has not undertaken to devote any particular amount of its business time or resources to the management of any of the pools for which it serves as Sponsor, including Registrant.  We hope that, by adding this disclosure, we have adequately addressed the Staff’s concerns resulting in this comment.

30.
Refer to the third paragraph in this section.  Please expand your disclosure to explain in greater detail the Sponsor’s conflict of interest between facilitating the ongoing offering and making changes with respect to the Trading Advisor or Platform or Series.

This paragraph has been amended to add the requested detail.

Brokers and Dealers Selected by the Trading Advisor, page 28

31.	Please revise to disclose whether these conflicts apply to this Series. Does your Trading Advisor require that the Series trade through certain brokers that are affiliates.

The Form 10 has been amended to remove this disclosure because the Trading Advisor does not require the Series to trade through an affiliated broker.

Item 7: Certain Relationships and Related Transactions, Director Independence

(b) Promoters and Certain Control Persons, page 33

32.
We note that you were formed in September 2009.  Please tell us whether you consider your sponsor to be a promoter.  If applicable, please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters.  Refer to Item 404(c) of Regulation S-K.

The Sponsor was responsible for founding and organizing the business of AlphaMetrix Managed Futures III LLC, including the WC Diversified Series, and thus may be deemed to be a promoter as defined in Reg. §12b-2.  The Sponsor receives the compensation and reimbursements described in Item 1 of the WC Diversified Series' Registration Statement on Form 10.  We have amended Item 7 accordingly.

Item 10; Recent Sale of Unregistered Securities, Page 34

33.
You state that this section is not applicable, however, we note your disclosure on Page 14 and elsewhere in the document that you are currently conducting a continuous private offering of the Units under Rule 506 of Regulation D.  Please revise this disclosure to

AlphaMetrix®
REAL-TIME ALTERNATIVE INVESTMENT ACCESS	May 25, 2010

reflect the recent sale of unregistered securities.  Please be sure to briefly state the facts relied upon to make the exemption available.

The Form 10 has been amended to include this disclosure.

Item 15: Financial Statements and Exhibits, page 30

34.	Please explain why you have not filed your administrative services agreement as an exhibit to your Form 10, pursuant to Item 601(b)(10) of Regulation S-K.

The administrative services agreement was not filed as an exhibit to the Form 10 because the Registrant did not consider the agreement to be a “material contract” within the meaning of Item 601 of Regulation S-K.  However, the administrative services agreement has been filed as an exhibit to Amendment No. 1 to the Form 10.

*           *           *           *           *

In connection with your letter and the registration statement noted above the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Aleks Kins
Aleks Kins